Filed by The Bear Stearns Companies Inc.
                           Pursuant to Rule 425 under the Securities Act of 1933
                                        and deemed filed pursuant to Rule 14a-12
                              of the Securities Exchange Act of 1934, as amended

                                Subject Company: The Bear Stearns Companies Inc.
                                                  (Commission File No. 001-8989)

Certain statements contained in this filing are "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. Such forward-looking statements are subject to risks and uncertainties, which could cause actual results to differ materially from those discussed in the forward-looking statements. For a discussion of the risks and uncertainties that may affect the Company's future results, please see "Risk Factors" in the Company's Annual Report on Form 10-K for the year ended November 30, 2007, "Management's Discussion and Analysis of Financial Condition and Results of Operations" and "Risk Management" included in Exhibit 13 to the Company's Annual Report on Form 10-K for the year ended November 30, 2007 and similar sections of the Company's quarterly reports on Form 10-Q, which have been filed with the Securities and Exchange Commission ("SEC").

Additional Information

In connection with the proposed merger, JPMorgan Chase & Co. will file with the SEC a Registration Statement on Form S-4 that will include a proxy statement of Bear Stearns that also constitutes a prospectus of JPMorgan Chase. Bear Stearns will mail the proxy statement/prospectus to its stockholders. JPMorgan Chase and Bear Stearns urge investors and security holders to read the proxy statement/prospectus regarding the proposed merger when it becomes available because it will contain important information. You may obtain these documents, free of charge, from Bear Stearns' website (www.bearstearns.com) under the heading "Investor Relations" and then under the tab "SEC Filings." You may also obtain these documents, free of charge, from JPMorgan Chase's website (www.jpmorganchase.com) under the tab "Investor Relations" and then under the heading "Financial Information" then under the item "SEC Filings". You may also obtain copies of all documents filed with the SEC regarding this transaction, free of charge, at the SEC's website (www.sec.gov).

Participants in the Solicitation

Bear Stearns, JPMorgan Chase and their respective directors, executive officers and certain other members of management and employees may be soliciting proxies from Bear Stearns stockholders in favor of the merger. Information regarding the persons who may, under the rules of the SEC, be deemed participants in the solicitation of the Bear Stearns stockholders in connection with the proposed merger will be set forth in the proxy statement/prospectus when it is filed with the SEC. You can find information about Bear Stearns' executive officers and directors in its definitive proxy statement filed with the SEC on March 27, 2007. You can find information about JPMorgan Chase's executive officers and directors in its definitive proxy statement filed with the SEC on March 30, 2007. You can obtain free copies of these documents from JPMorgan Chase and Bear Stearns as set forth above.

                                           * * *

                                          March 26, 2008

To our stockholders:

            On March 24, 2008, The Bear Stearns Companies Inc. (the "Company" or "Bear Stearns") announced that it had entered into an amendment to its merger agreement with JPMorgan Chase & Co. ("JPMorgan Chase"). Pursuant to such amendment, each share of the Company's common stock will be converted into the right to receive 0.21753 shares of JPMorgan Chase common stock (up from 0.05473 shares), reflecting an implied value of approximately $10.02 per share of the Company's common stock based on the closing price of JPMorgan Chase's common stock on the New York Stock Exchange (the "NYSE") on March 25, 2008. The Company also announced on March 24, 2008 that the operating guaranty issued by JPMorgan Chase had been significantly enhanced and that JPMorgan Chase had issued an additional guaranty of borrowings by the Company from the Federal Reserve Bank of New York.

            In consideration of the enhanced operating guaranty and the Federal Reserve guaranty, and in connection with entering into the amendment to the merger agreement, the Company has agreed to issue to JPMorgan Chase 95,000,000 shares of common stock, representing 39.5% of the outstanding common stock of the Company after giving effect to the issuance, in exchange for the issuance to the Company of 20,665,350 shares of JPMorgan Chase common stock. The substantial share issuance was a necessary condition to the Company's ability to obtain the benefits of the guaranties, as well as the amended merger agreement, which in turn were essential to maintaining the Company's financial stability.

            While the rules of the NYSE generally would require stockholder approval prior to the issuance of the securities to be issued to JPMorgan Chase as described above, the NYSE's Shareholder Approval Policy provides an exception in cases where the delay involved in securing stockholder approval would seriously jeopardize the financial viability of the listed company. In accordance with the NYSE rule providing that exception, the Audit Committee of the Company's Board of Directors determined that the delay necessary in securing stockholder approval prior to the issuance of the common shares to JPMorgan Chase would seriously jeopardize the financial viability of the Company and has expressly approved, and the Board of Directors has unanimously ratified, the Company's decision not to seek such stockholder approval in reliance on such exception.

            The Company, in reliance on the exception described above, hereby notifies you that it will issue shares of common stock to JPMorgan Chase pursuant to the transaction described above without seeking stockholder approval. Such shares will be issued no earlier than ten days after the date of mailing of this notice to the Company's stockholders.

                                          Very truly yours,

                                          /s/ Alan D. Schwartz

                                          Alan D. Schwartz
                                          President and Chief Executive Officer

Additional Information

In connection with the proposed merger, JPMorgan Chase will file with the SEC a Registration Statement on Form S-4 that will include a proxy statement of Bear Stearns that also constitutes a prospectus of JPMorgan Chase. Bear Stearns will mail the proxy statement/prospectus to its stockholders. JPMorgan Chase and Bear Stearns urge investors and security holders to read the proxy statement/prospectus regarding the proposed merger when it becomes available because it will contain important information. You may obtain these documents, free of charge, from Bear Stearns' website (www.bearstearns.com) under the heading "Investor Relations" and then under the tab "SEC Filings." You may also obtain these documents, free of charge, from JPMorgan Chase's website (www.jpmorganchase.com) under the tab "Investor Relations" and then under the heading "Financial Information" then under the item "SEC Filings". You may also obtain copies of all documents filed with the SEC regarding this transaction, free of charge, at the SEC's website (www.sec.gov).

Participants in the Solicitation

Bear Stearns, JPMorgan Chase and their respective directors, executive officers and certain other members of management and employees may be soliciting proxies from Bear Stearns stockholders in favor of the merger. Information regarding the persons who may, under the rules of the SEC, be deemed participants in the solicitation of the Bear Stearns stockholders in connection with the proposed merger will be set forth in the proxy statement/prospectus when it is filed with the SEC. You can find information about Bear Stearns' executive officers and directors in its definitive proxy statement filed with the SEC on March 27, 2007. You can find information about JPMorgan Chase's executive officers and directors in its definitive proxy statement filed with the SEC on March 30, 2007. You can obtain free copies of these documents from JPMorgan Chase and Bear Stearns as set forth above.